SEC 1147 (08-07) UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES SEC USE ONLY PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 DOCUMENT SEQUENCE NO. ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker CUSIP NUMBER (a) (Please type or print) Veritex Holdings, Inc. (b) 27-0973566 (c) 001-36682 WORK LOCATION (d) (e) (a) (b) Executive (c) 8214 Westchester Dr. Dallas, TX 75225 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number. (a) (b) SEC USE ONLY (c) (d) (e) (f) (g) Title of the Class of Securities To Be Sold Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities Broker-Dealer File Number Number of Shares or Other Units To Be Sold (See instr. 3(c)) Aggregate Market Value (See instr. 3(d)) Number of Shares or Other Units Outstanding (See Instr. 3(e)) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.) Name of Each Securities Exchange (See instr. 3(g)) INSTRUCTIONS: Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (04-07) TABLE I — SECURITIES TO BE SOLD Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor: (If gift, also give date donor acquired) Common Stock N/A 3,700 INSTRUCTIONS TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold. Name and Address of Seller Title of Securities Sold Date of Sale Amount of Securities Sold Gross Proceeds INSTRUCTIONS: ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date. ______________________________________February 4, 2021__________________________________ __________________________________________________________________________ ___________________________________/s/ C. Malcolm Holland______________________________________ The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures. ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)